  Exhibit 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED
SEPTEMBER 30, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Expressed in Canadian Dollars)

	Note	September 30, 2020	March 31, 2020
ASSETS
Current assets Cash	3	$1,106,872	$249,183
Amounts receivable and other assets	5	123,420	83,378
Marketable securities		17,269	18,356
Non-current assets		1,247,561	350,917
Restricted cash	4	198,409	178,143
Total assets		$1,445,970	$529,060
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities Accounts payable and accrued liabilities	7	$1,014,168	$100,075
Balance due to a related party	10	858,949	591,979
Director's loan	8	–	300,000
		1,873,117	992,054
Non-current liabilities Director's loan	8	539,076	512,119
Total liabilities		2,412,193	1,504,173
Shareholders' (deficiency) equity
Share capital	9	64,583,515	64,341,556
Share subscription advance	9(a)	100,000	–
Reserves	9	5,551,625	5,631,897
Accumulated deficit		(71,201,363)	(70,948,566)
		(966,223)	(975,113)
Total liabilities and shareholders' equity		$1,445,970	$529,060

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens
Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Income (loss)
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended September 30,		Six months ended September 30,
	Note	2020	2019	2020	2019

Expenses	10,11
Exploration and evaluation		$610,894	$378,450	$954,985	$690,001
Assays and analysis		18,248	46,055	86,014	51,669
Equipment rental		–	–	–	4,350
Helicopter and fuel		106,410	174,794	333,083	373,107
Geological, including geophysical		179,547	25,064	179,547	25,064
Property acquisition and assessments costs		–	1,562	198	22,830
Site activities		116,853	101,660	146,444	110,549
Socioeconomic		34,614	24,278	54,477	90,764
Travel and accommodation		9,584	5,037	9,584	11,668

Administration		180,595	237,627	300,166	420,470
Legal, accounting and audit		20,000	78,028	23,767	96,625
Office and administration	11(b)	131,643	130,156	233,197	256,429
Shareholder communication		8,774	8,858	16,887	31,487
Travel and accommodation		–	306	5,008	10,668
Regulatory and filing		20,178	20,279	21,307	25,261

Equity-settled share-based compensation		6,299	–	12,775	–

Cost recoveries	6	1,080,048	1,162,757	1,080,048	1,162,757
		282,260	546,680	-187,878	52,286
Other items
Finance income		21,898	634	22,572	2,362
Interest expense – director's loans	8	-29,080	(26,151)	-61,491	(48,589)
Transaction cost – director's loans	8	-14,037	(41,226)	-26,957	(79,400)
Foreign exchange loss		958	(790)	957	(830)
Net income (loss)		$261,999	$479,147	$(252,797)	$(74,171)

Basic and diluted loss per common share		$0.00	$0.00	$0.00	$0.00

Weighted average number of common
shares outstanding		176,954,542	170,602,894	176,278,718	170,602,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30,
	2020	2019
Net income (loss)	$261,999	$479,147
Other comprehensive loss:
Items that will not be reclassified subsequently to profit and loss: Revaluation of marketable securities	377	105
Total other comprehensive loss	377	105
Comprehensive income (loss)	$262,376	$479,252

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders' (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Subscription advance	Reserves
	Number of shares	Amount	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
Balance at April 1, 2019	170,602,894	$64,041,556	$–	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)
Net loss for the period	–	–	–	–	–	–	(74,171)	(148,342)
Other comprehensive loss for the period	–	–	–	–	(5,392)	–	–	(5,392)
Total comprehensive loss	–	–	–	–	(5,392)	–	(74,171)	(153,734)
Gain on disposition of equity investments	–	–	–	–	(5,455)	–	5,455	–
Balance at September 30, 2019	170,602,894	$64,041,556	$–	$2,202,640	$8,672	$2,882,923	$(69,758,272)	$(696,652)
Balance at April 1, 2020	175,602,894	$64,341,556	$–	$2,244,764	$13,761	$3,373,372	$(70,948,566)	$(975,113)
Net loss for the period	–	–	–	–	–	–	(252,797)	(252,797)
Other comprehensive loss for the period	–	–	–	–	(1,088)	–	–	(1,088)
Total comprehensive loss	–	–	–	–	(1,088)	–	(252,797)	(253,885)
Equity-settled share-based compensation	–	–	–	12,775	–	–	–	12,775
Subscription received for shares issued after reporting period	–	–	100,000	–	–	–	–	100,000
Shares issued through exercise of warrants	3,000,000	241,959	–	–	–	(91,959)	–	150,000
Balance at September 30, 2020	178,602,894	$64,583,515	$100,000	$2,257,539	$12,673	$3,281,413	$(71,201,363)	$(966,223)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Six months ended September 30,
	Note	2020	2019
Operating activities
Loss for the period		$(252,797)	$(74,171)
Adjustments for:
Equity-settled share-based compensation		12,775	–
Finance income		–	(2,362)
Interest expense – director's loans	8	61,491	48,589
Transaction cost – director's loans	8	26,957	79,400
Changes in working capital items Amounts receivable and other assets		(40,042)	195,259
Restricted cash		(20,266)	(5,000)
Accounts payable and accrued liabilities		914,092	2,976
Advanced contributions received	6	–	(189,021)
Balance due to a related party		205,479	86,500
Net cash (used in) provided by operating activities		907,689	142,170
Investing activities
Proceeds from disposition of marketable securities		–	5,455
Interest received		–	2,362
Net cash provided by investing activities		–	7,817
Financing activities
Net proceeds from issuance of common shares pursuant to
exercise of share purchase warrants	9(c)	150,000	–
Shares subscription advance		100,000	–
Proceeds from director's loan		–	375,000
Repayment of director's loans	8	(300,000)	(375,000)
Interest paid on director's loans	8	–	(25,904)
Net cash (used in) financing activities		(50,000)	(25,904)
Net (decrease) increase in cash		857,689	124,083
Cash, beginning balance		249,183	282,996
Cash, ending balance	3	$1,106,872	$407,079

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements as at and for the three months ended September 30, 2020 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at September 30, 2020, the Company had cash of $1,106,872, a working capital deficit of $625,556, and a shareholders’ deficiency of $966,223.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2020. Results for the reporting period ended September 30, 2020 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Audit Committee of the Company’s Board of Directors authorized these Financial Statements for issuance on November 27, 2020.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY Project. As at September 30, 2020 and 2019, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c)
Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2020.

(d)
Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.
CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.
RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

5.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2020	2020
Sales tax refundable	$33,843	$16,858
Reimbursable exploration expenses (note 6 (a))	37,363	-
Prepaid insurance	52,214	66,520
Total	$123,420	$83,378

6.
EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

The Company’s IKE, DUKE and JOY Projects and their associated royalties, if any, where the Company is currently incurring the majority of its exploration work are described in note 6 of the Company’s audited consolidated financial statements as at and for the year ended March 31, 2020.

(a)
Operated Properties

During the current quarter, by agreement Amarc operated two exploration programs named Jake and Mack (the “Operated Properties”) for other entities with agreement for total reimbursement. By operating these exploration programs Amarc has the opportunity to judge their merits as potential acquisitions.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2020	March 31, 2020
Accounts payable	$994,172	$80,075
Accrued liabilities	19,996	20,000
Total	$1,014,168	$100,075

8.
DIRECTORS LOANS

	Six months ended September 30, 2020	Year ended March 31, 2020
Opening balance	$812,119	$893,800
Principal advances	–	675,000
Principal repayments	(300,000)	(375,000)
Transactions costs	–	(490,449)
Amortization of transaction costs	26,957	108,768
Closing balance	$539,076	$812,119

	Six months ended September 30, 2020	Year ended March 31, 2020
Current portion	$-	$300,000
Non-current portion	539,076	512,119
Total	$539,076	$812,119

Finance expenses	Six months ended	September 30,
	2020	2019
Interest on director’s loan	$61,491	$48,589
Amortization of transaction costs	26,957	79,400
Total	$88,448	$127,989

(a)
2019 loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share (note 9(c)(i)).

(b)
2019 bridge loans

In July and August 2019, the Company entered into certain loan agreements (collective the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 9-month term and bearing interest at a rate of 10% per annum.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable transaction costs, comprised of the fair values of the loan bonus warrants granted, representing a partially offsetting asset balance. Such transaction costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

In August 2020, the principal and interest balances of the Second Bridge Loan were fully repaid.

9.
SHARE CAPITAL AND RESERVES

(a)
Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On August 20, 2020, 3,000,000 flow-through shares were issued with the proceeds of $150,000.

As at September 30, 2020, there were 178,602,894 Common Shares issued and outstanding (September 30, 2019 – 170,602,894).

On October 2, 2020, 2,000,000 flow-through shares were issued and the subscription proceeds of

$100,000 were received in September 2020. The proceeds were classified as share subscription advance.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)
Share purchase options

The following summarizes changes in the Company’s share purchase options (the “Options”):

	September 30, 2020		September 30, 2019
	Weighted Average Exercise	Number of	Weighted Average Exercise	Number of
	Price	Options	Price	Options
Outstanding – beginning balance	$0.05	2,000,000	-	-
Grant	-	-	-	-
Outstanding – ending balance	$0.05	2,000,000	-	-

The following summarizes information on the options outstanding and exercisable as at September 30, 2020:

	Options Outstanding		Options Exercisable
	Weighted Average Remaining Contractual	Number of	Weighted Average Remaining Contractual	Number of
Exercise price	Life (years)	Options	Life (years)	Options
$0.05	4.01	2,000,000	4.01	1,000,000
Total	4.01	2,000,000	4.01	1,000,000

(c)
Share purchase warrants

The following common share purchase warrants were outstanding at September 30, 2020 and 2019:

		September 30,	September 30,
	Exercise price	2020	2019
Issued pursuant to the Loan (note 9(b)(i))	$0.05	16,000,000	-
Exercised	$0.05	(5,000,000)	-
Total		11,000,000	-

(i)
2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 8(a)).

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Between August and September 2020, a total of 5,000,000 share purchase warrants were exercised for financing the flow-through eligible expenses to be incurred.

10.
RELATED PARTY TRANSACTIONS

Balances due to related parties	September 30, 2020	March 31, 2020
Hunter Dickinson Services Inc.	$717,951	$507,232
Robert Dickinson (interest payable)	126,891	79,726
United Mineral Services Ltd.	5,021	5,021
Officers related to reimbursable expenses and service fees settled in subsequent month	9,086	-
Total	$858,949	$591,979

(a)
Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 8 includes the details of a director’s loan. Note 6(b) and 6(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the six months ended September 30, 2020 and 2019, the Company’s President, Chief Executive Officer and Director; former Chief Financial Officer (up to March 31, 2020); and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 10(b)).

During the six months ended September 30, 2020, the Company incurred a $4,000 fee for the services provided by the Chief Financial Officer.

There were no other transactions with KMP during the six months ended September 30, 2020 and 2019.

(b)
Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company has one director in common with HDSI, namely Robert Dickinson. The Company’s President, Chief Executive Officer and Director, former Chief Financial Officer (until March 31, 2020) and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	Three months ended September 30,		Six months ended September 30,
(rounded to the nearest thousand CAD)	2020	2019	2020	2019
Services received from HDSI and as requested by the Company	$235,000	$333,000	$542,000	$632,000
Information technology – infrastructure and support services	15,000	15,000	30,000	30,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	(24,000)	8,000	40,000	54,000
Total	$226,000	$356,000	$612,000	$716,000

(c)
United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019 (
Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS (rounded to the nearest thousand	Three months ended September 30,		Six months ended September 30,
CAD)	2020	2019	2020	2019
Services received from UMS and as requested by the Company	$–	$–	$–	$9,000
Reimbursement, at cost, of third- party expenses incurred by the Company on behalf of UMS	23,026	$–	$–	$9,000
Total	$23,026	$–	$–	$9,000

11. SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)
Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits (rounded to the nearest thousand CAD)	Three months ended September 30,		Six months ended September 30,
	2020	2019	2020	2019
Salaries and benefits included in the following:
Exploration and evaluation
expenses	$115,000	$230,000	$402,000	$433,000
Administration expenses 1	44,000	113,000	136,000	224,000
Total	$159,000	$343,000	$538,000	$657,000

1
This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other salaries and benefits expenses classified as administration expenses.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended September 30, 2020 and 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)
Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	Three months ended September 30,		Six months ended September 30,
(rounded to the nearest thousand CAD)	2020	2019	2020	2019
Salaries and benefits	$66,000	$109,000	$127,000	$206,000
Insurance	23,000	2,000	44,000	14,000
Data processing and retention	16,000	15,000	31,000	30,000
Other office expenses	3,000	4,000	7,000	7,000
Total	$108,000	$130,000	$209,000	$257,000

1This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other salaries and benefits expenses classified as administration expenses.